SECURITIES AND EXCHANGE COMMISSION
                               WASHINGTON, DC 20549

                                    FORM 12b-25

                                               Commission File Number 0-25570


                           NOTIFICATION OF LATE FILING

(Check One):  /  / Form 10-K   /  / Form 11-K  /  / Form 20-F  /X/ Form 10-Q

/  / Form N-SAR
        For Period Ended:      June 30, 1997


/  / Transition Report on Form 10-K    /  /   Transition Report on Form 10-Q

/  / Transition Report on Form 20-F    /  /   Transition Report on Form N-SAR

/  / Transition Report on Form 11-K
        For the Transition Period Ended: __________________________________

  Read attached instruction sheet before preparing form.  Please print or type.

        Nothing in this form shall be construed to imply that the Commission has verified information contained herein.

        If the notification relates to a portion of the filing checked above, identify the item(s) to which the notification relates:_______________________
______________________________________________________________________________

                                              PART I
                                      REGISTRANT INFORMATION

Full name of registrant   Corporate Realty Income Trust I
Former name if applicable
Address of principal executive office (Street and Number)
                                       388 Greenwich Street, 37th Floor
City, state and zip code     New York, NY 10013

                                              PART II
                                      RULE 12b-25(b) AND (c)

    If the subject report could not be filed without unreasonable effort or expense and the registrant seeks relief pursuant to Rule 12b-25(b), the following should be completed. (Check appropriate box.)

/ / (a) The reasons described in reasonable detail in Part III of this form could not be eliminated without unreasonable effort expense;

/X/ (b) The subject annual report, semi-annual report, transition report on Form 10-K, 20-F, 11-K or Form N-SAR, or portion thereof will be filed on ro before the 15th calendar day following the prescribed due date; or the subject quarterly report or transition report on Form 10-Q, or portion thereof will be filed on or before the fifth calendar day following the prescribed due date; and

/ / (c) The accountant*s statement or other exhibit required by Rule 12b-
    25(c) has been attached if applicable.

                                             PART III
                                             NARRATIVE

    State below in reasonable detail the reasons why Form 10-K, 11-K, 20-F, 10-Q, N-SAR or the transition report portion thereof could not be filed within the prescribed time period. (Attach extra sheets if needed.) The registrant needed additional time to reflect staff comments in the Form 10-Q. The comment letter, dated August 7, 1997, relates to File No. 333-30307, filing on Form S-4 of Lexington Corporate Properties, Inc. The prospectus contained in the Form S-4 constitutes the proxy statement of the registrant.

                                              PART IV
                                         OTHER INFORMATION

    (1) Name and telephone number of person to contact in regard to this notification

           Valerie St. John            212                816-8237
                 (name)             (Area Code)      (Telephone Number)

    (2) Have all other periodic reports required under Section 13 or 15(d) of the Securities Exchange Act of 1934 or Section 30 of the Investment Company Act of 1940 during the preceding 12 months or for such shorter period that the registrant was required to file such report(s) been filed? If the answer is no, identify report(s).

                                                         /X/ Yes    /  / No

    (3) Is it anticipated that any significant change in results of operations from the corresponding period for the last fiscal year will be reflected by the earnings statements to be included in the subject report or portion thereof?

                                                         /  / Yes   /X/ No


    If so: attach an explanation of the anticipated change, both narratively and quantitatively, and, if appropriate, state the reasons why a reasonable estimate of the results cannot be made.

                                Corporate Realty Income Trust I
                           (Name of Registrant as Specified in Charter)

Has caused this notification to be signed on its behalf by the undersigned thereunto duly authorized.

Date: August 15, 1997              By___/ss/_Valerie St. John_______________
                                             Valerie St. John